Exhibit 99.(c)(3)

May 15, 2023

IMPORTANT INFORMATION REGARDING MONTHLY DISTRIBUTION

Voya Global Equity Dividend and Premium Opportunity Fund

DISTRIBUTION NOTICE - We are providing shareholders of the Voya Global Equity Dividend and Premium Opportunity Fund (the "Fund") with an estimate of the source of the Fund's monthly distribution as required by current securities laws. THIS NOTICE IS FOR INFORMATIONAL PURPOSES ONLY. NO ACTION IS REQUIRED ON YOUR PART. These estimates may, and likely will, vary over time based on the investment activities of the Fund and changes in the value of its portfolio investments. The final determination of the source and tax characteristics of all distributions will be made after December 31, 2023 and reported to you on Form 1099-DIV early in 2024.

The Fund estimates that the distribution payable on May 15, 2023 is comprised of approximately 24% net investment income and 76% return of capital.